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Valley Center Wellness

Valley Wellness is a behavioral health facility operating in the booming $42 billion treatment industry. Valley Wellness's crowdfunding offering gives investors the opportunity to invest and make the type of returns usually only made by large corporations or multi million dollar investors. ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Valley Center Wellness

VALLEY WELLNESS

Raised $0 | Days Left 216

Launch — 2 $10,000 Min — 3 $3,697,998.00 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Introduction:

Valley Wellness is a new breed of treatment company focusing on Behavioral Health. Unlike traditional treatment companies that only treat drugs or alcohol behavioral Health covers all disorders from drug or alcohol abuse to mental health issues like depression, trauma, PTSD or abuse. Valley Wellness is assembling a world class team of psychiatrists, therapists and councilors each with their own specialty of treatment. Unlike traditional rehabs, they focus on finding the root cause of the addiction and not just treating the symptoms.

Substance abuse, alcoholism and mental illness such as depression, trauma, abuse and PTSD are all too common issues that thousands of people struggle with daily. According to Google up to 26% of adults experience one or more of these challenges, and it is only now becoming more widely accepted to talk about it and seek treatment without fear of judgement. Valley Wellness is here to provide help to people that need it the most, giving them hope, and often saving families, marriages and friendships that have been torn apart.

Our Mission:

Our mission is to provide treatment to those that need it the most. Unfortunately, regardless of your race, religion or social standing it's hard to find a person or family that has not been affected by substance abuse or mental health issues. Events such as the opioid crisis have brought these problems to record levels. A 175% increase in Mental health issues over the past ten years has led to a massive increase in suicide numbers. Suicide is now is the leading cause of death for under forties, ahead of even car crashes.

Valley Wellness will be situated within driving distance of major metropolitan areas, including Los Angeles, and the greater San Diego County and Orange County regions. This location allows for manageable driving times, making it accessible for friends and family on visiting days, and allowing the facility to hire from a large pool of staff and top mental health professionals living there. These cities are also some of the most affluent in the state. Affluent, famous, and important people with high up positions often seek treatment away from busy cities and people. They also often pay out-of-pocket to avoid their name being on paperwork such as an insurance claim showing their addiction. Corona CA is a unique mix of quiet suburb set just twenty minutes away from the closest busy city.

Security Type:

Equity Security

Price Per Share

$2.00

Shares For Sale

1,848,999

Post Money Valuation:

$14,947,998.00

Investment Bonuses!

Invest within the first $500k raised and receive 10% bonus shares.

*Bonus shares to be issued by the issuer after the raise has been completed.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2025

Minimum Investment Amount:

$1000

Target Offering Range:

$10,000-$3,697,998.00



Why Invest

- Valley Wellness and shareholders will own the property being used for the facility. This will secure over half the capital being raised and give shareholders an appreciating asset that generates profit sharing that will be paid to shareholders each quarter
- Shareholders will receive profit sharing on every patient that gets treatment there. Shareholders will get between 50-70% of the net profits. This will continue to be paid till the company completes an exit (sale of the company)
- All the licensing and permits needed to operate the facility have been issued, and the now turnkey facility will be ready to start accepting patients very shortly. A quick opening of the facility will lead to quicker profit sharing.
- Prop 36, passed on November 5th 2024, allows none violent drug offenders to trade jail time with treatment time. This is causing a huge increase in demand for facilities offering 30-120 day treatment programs which is typically the amount of jail time given for crimes like drug possession.
- The January wildfires burned down over forty local competing facilities. Malibu which is only an hours drive from Corona had been named Rehab Riviera from having all these facilities on the beachfront there. Most of these are expected to take years to reopen if ever due to shortages in building materials and long wait times for permits. This has created a huge gap in the treatment market allowing Valley Wellness to enter a normally busy thriving market.

Problem

The US is experiencing unprecedented levels of substance abuse, alcoholism and mental illness issues. Very often one of these issues will lead to another and the person then needing dual treatment. People now understand that healing from these issues leads to a healthier happier life, with better relationships of friend's, family and loved ones.



The Opioid Crisis

The US consumes one third of the world's pain medication fueled by doctors over prescribing powerful opioids which has led to a epidemic of drug abuse as people not able to get or afford enough pills were forced to seek cheaper stronger illicit opioids or go through painful withdrawal. This was then further exacerbated by a flood of cheap synthetic opioids like Fentanyl coming from Mexico and China. These cheap synthetics are now found in in over 50% of other drugs such as meth, cocaine, counterfeit prescription pills and even marijuana as dealers seek to make drugs cheaper and stronger. Fentanyl is 100 times as strong as heroin or morphine and this is why currently up to 300 people die every day in the US from opioid overdoses.

Alcoholism

The National Institute of Health reports that binge drinking is at an all-time high among adults. **Adults aged 35 to 50 in 2022 reported the highest prevalence of binge drinking ever recorded for this age group, which also represents a significant past-year, five-year, and 10-year increase**. Across the US 28.9 million people had AUD (alcohol use disorder) last year. With alcohol cheap, easily accessible and socially accepted its not surprising to see that number increasing.

Mental Illness

High unemployment, stress, abuse (physical and mental) trauma, PTSD and never resolved issues from childhood are just a few of the mental illness issues that affect adults. Depression and suicide are at record highs and research indicates that mental health conditions such as depression, psychosis and substance use are associated with an increased risk of suicide. Mental illness is debilitating and can cause a person to not be able to hold down a job or maintain normal relationships with friends family or loved ones. People are often ashamed or embarrassed to admit these problems and seek treatment.

Substance Abuse Addiction Statistics - 2024		
Age Group	Addiction Rate	Number Seeking Help
Adolescents	3,000,000	900,000
Adults	6,500,000	1,950,000
Older Adults (65+)	2,000,000	6,000,000

$10,000-$3,697,998.00

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

These numbers show that even with the huge spike in people seeking treatment there are still far too many people needing help but not getting it.

Solution

Fortunately, there is help available if a person is willing to seek it with facilities like **Valley Wellness**. Addiction centers that used to only treat drugs and alcohol have begun to diversify their services into mental health such as eating disorders, PTSD, trauma, and mental and physical abuse. This has led to more facilities being needed, increased revenue streams, longer care stays, and has addressed issues of co-morbidity frequent with alcohol and substance abuse clientele.

Facilities like Valley Wellness are a new breed of treatment centers focusing on the science behind behavioral health and finding the root cause of the addiction and not just treating the symptoms. It has become more widely accepted to seek treatment for these mental health issues, especially with men that in the past felt seeking treatment was a sign of weakness. HR departments now are recognizing people's need for treatment and approving the time off needed to go to a residential facility without the person worrying about losing their job. This also means that they can have their company health insurance help them with the cost of treatment.

Patients using private insurance to get treatment topped $3.4 billion in 2024 and patients paying out-of-pocket for treatment topped $1.2 billion.



The Opportunity

'There's A Lot of Growth in That Industry': Addiction Treatment Viewed as Behavioral Health's Top Expansion Area

More than 40% of polled behavioral health industry insiders believe the addiction and substance use disorder (SUD) treatment space has the most significant growth opportunity moving forward. That's according to a new survey from Kipu and Behavioral Health Business, which included answers from 164 clinical and administrative staff members. C-suite level executives and others about the changing landscape of the behavioral health industry.

"There's a massive crisis in mental health and, particularly, in addiction and substance use disorders, and that's been exacerbated by the pandemic," Dean Fitch, co-founder of Avea Solutions and principal at Kipu Health, said on a BHB webinar. "And so, there's a lot of growth in that industry. There's a lot of movement, a lot of transactions there."

This growth has led to huge amounts of capital now being invested by private equity. This is especially true of smaller facilities being rolled up and sold.

The Facility:

This beautiful property is a 6-bedroom 4-bathroom house set on 4.2 acres. Private and secluded with incredible views in every direction, It has been fully furnished with high-end furniture and fittings to create a resort style experience.








 

 

 

Property Highlights:

1. All the licenses and permits needing to operate are issued: This is a huge plus, as it allows the company to start taking on paying patients right away. To receive this licensing the company was required to provide a detailed staffing and treatment plan to be approved. Accepting patients will allow the company to start paying shareholders profit sharing.

2. House Features: The property has over $300k of upgrades done including high end fittings and furnishings such as travertine floors and counter tops, custom cabinets, elegant travertine walk in dual showers in multiple bathrooms, new appliances, custom crown moldings. Real fireplaces in multiple rooms. Curved balcony around the house overlooking the pool and grounds

3. Exterior Features: Fully fenced property for privacy and security featuring an electronic gate and long driveway leading up to the house. Panoramic views over the hills. Five car garage.

4. Owned Real Estate: The company plans to use part of the capital raised to pay off the property in full. Owning the real estate secures the capital being raised, lowers overhead and gives the company and investors an appreciating asset.

5. Four Acre Grounds: Large heated pool with attached spa. Sun deck and BBQ area with lounge seating and firepit. Full size basketball court

6. Expansion: The property is zoned to allow expansion on its 4.2 acres of usable land. The 3 car detached garage will be converted into a 2 bedroom guest house to be used by staff needing to work through the night or just to shower and change clothes. The basketball court that is towards the back of the property is the perfect space for an ADU. An Accessory Dwelling Unit is a separate, self-contained residential unit located on the same property as a primary residence. It's essentially a smaller, independent living space. This ADU will provide the extra beds to expand the facility and will add value to the property for the eventual exit (sale)





Valley Wellness Center's Vision:

As the six-bed facility can be ready to open with minimal work, this allows for nearly immediate revenue generation and distribution. This is highlighted by the fact that ALL licensing and permits needed have already been secured. This included presenting a competent staffing and treatment plan to the licensing agency. The company will secure additional licensing needed to operate 15 beds even though the business will open offering only the six. Licensing can be time consuming and so applying right away for the larger license while operating six beds seems prudent. The increase from six to 15 beds has already been carefully planned and budgeted, minimizing disruptions to the facility, and allowing its operations and patients' treatment to continue uninterrupted.

The business will staff in-house employees from maids to chefs, and **there will be a 24-hours-a-day house manager and caregiver for anything a guest might want at any time**. Even though the emphasis will be on treatment and healing we will make sure the patient has every comfort possible to make their stay easier. The facility will offer services and activities on demand, including massage therapy, acupuncture, yoga, Pilates, meditation, horseback riding, and gardening, among others. Private classes offering different skills and interests online by tablet and Zoom calls will be available, such as stock and crypto trading, language learning, and computer programs such as Excel, Word, and basic coding. The facility can offer almost anything a patient can think of and the goal is to keep the guests busy and always engaged when they are not in treatment.

Treatment:

The first step is detoxing the patient from the drugs or alcohol their body has become addicted to. This procedure can be dangerous as it can cause a spike in blood pressure that can lead to heart attack or stroke and is therefore done with medical personnel present supervising and monitoring the patient's vitals. This part of the treatment can be done with or without medication depending on the severity of the withdrawals. For really severe cases a patient can even be anesthetized while their body is flushed to remove the drugs. Once the drugs or alcohol is out of the patient's system the rehabilitation part of the treatment can start.

Valley Wellness is hiring the very best therapists, counselors, life coaches, hypnotherapists, psychiatrists, doctors, and nurses. It has aligned itself with mental health professionals that specialize in specific areas of treatment, especially with mental health issues. Most of these professionals will be available all day to patients with some available 24 hours a day.



Business Model

A Winning Business Model:

Patients will typically stay for around 30 days; however, some patients may extend and stay up to 120 days. Valley Wellness will accept various insurances but will be focusing on the high-end pay out-of-pocket market catering to affluent families who have been affected by addiction and mental illness. **The company's pricing structure will start at $45,000 per month, far lower than the $100,000 per month the well-known luxury facilities like Passages or Promises Malibu charge.** Research shows successful facilities stay at between 60 to 70 percent occupancy.

The fixed cost per month includes room, meals, and treatment. **Patients, however, can sign up for additional services not included in the base cost such as life coaching, relationship mending counseling, massages daily, acupuncture, nutrition planning and personal training.** After a patient leaves Valley Wellness, ongoing revenue streams will include staying at our sober living facility while transitioning back to regular life, virtual therapy sessions, also known as telehealth, life coaching, and diet, nutrition and exercise planning.



Long Term Goals:

Valley Wellness will own the property outright giving shareholders an appreciating asset securing their investment. This lowers the overall risk of investing and lowers overhead making it quicker for the company to reach operational profitability. Shareholders will receive profit sharing every quarter starting as soon as the first patient is accepted. Profit sharing will continue till company completes an exit (sold) The company's long term goal is to open up to two additional facilities and complete a roll up and sale of all three properties likely to a private equity firm.

Investors Profit Sharing and Return:

Investors will receive 70% of the net profits of the company until they receive back $2 million. After that investors receive 50% of the net profits paid till the company is acquired. Other treatment companies have recently sold for up to 8 X net profits, also known as EBITDA. Valley Wellness may be able to get an even higher multiple with its owned prime real estate attached to the business.

Market Projection

Industry Outlook:

Valley Wellness will operate within the behavioral science industry in the United States. The industry is defined as establishments that primarily provide residential care and treatment for patients with mental illnesses, drug addiction, and alcoholism. In America today, there are almost no families that have not been affected by alcoholism, drug addiction, or mental illness. This also includes disorders such as PTSD, trauma, depression, sex addiction, and social media addiction.

Residential treatment programs focusing on detoxification and substance abuse generate 41.4 percent of industry revenue, while residential treatment programs focused on mental illness is 33.4 percent. This number has risen significantly in the last five years and is expected to show the largest continued growth in this industry.



While demand has increased in the mental health and substance abuse facility industry, the level of innovation in products and services offered remains low compared to other industries. **The prevalence of AI will make its way into the industry as algorithms analyze patient data to provide personalized care and more precise diagnoses.** These tools will facilitate timely interventions and track patients' progress in real time. Additionally, the use of telehealth is expected to expand access and broaden markets. Telehealth platforms enable patients to utilize sessions remotely, reducing time and travel for patients and therapists. With scheduling being more flexible, it is more likely the patient will continue the treatment. Valley Wellness encourages patients to have face to face therapy and participate in group therapy and meetings, however, telehealth sessions are available for patients from their rooms if needed.

Valley Wellness also plans to utilize telehealth and other similar technologies to provide treatment and generate ongoing revenue after patients leave the facility.

Competition

Competitive Landscape:

The competitive landscape in California has shifted significantly in recent months. Malibu, once known as the "Rehab Riviera," was home to over 40 luxury rehabilitation centers. However, the Palisades Fire devastated the area and other areas in January 2025, and many of these centers have closed with no immediate plans to rebuild due to resource shortages and permit and construction delays. This has caused a disruption in southern California treatment centers and has created a unique opportunity for Valley Wellness to establish itself in a market with limited competition for high-end, personalized rehabilitation services. Valley Wellness is taking advantage of these recent closures and is talking to key employees that worked at them to fill positions needed. These positions include:

• **General Manager:** The GM will oversee day-to-day operations of all departments. All staff will report to the GM.
• **Marketing Director:** The Marketing Director will oversee filling beds. This will include a variety of methods, from referrals from psychiatrists, music managers, sports agents, and HR departments overseeing executives. Search engine optimization (SEO) and online marketing will play a large role in patient acquisition costs.
• **LVN/Nurse:** Only an LVN will hand out medication due to liability issues. This means an LVN must always be on-call and live near the facility.
• **House Manager:** The House Manager will oversee the house while ensuring cleaners keep the facility immaculate, the gardeners keep the grounds looking great, and the chefs prepare the best meals. The House Manager will oversee all the other nonmedical staff such as personal trainers, chefs/cooks, masseuse, yoga instructors, and more.

At first many of these positions will be hired part time and as independent contractors. Once the facility has consistent patients each month these positions can be converted to full time employees.

Competitive Advantage:

Valley Wellness will have a competitive advantage over smaller facilities. Smaller lower priced facilities will not be able to compete with the level of treatment and facilities offered, and the so-called luxury facilities charge over double the out-of-pocket cash price that Valley Wellness charges. Smaller facilities have shared bedrooms, often have 4-6 people sharing bathrooms and sometimes counseling sessions are done in the bedrooms because of lack of space.

There is no state law limiting the number of facilities that can open in an area if only serving six patients (six beds). Therefore, a large number of California facilities operate at this size and in the heart of major cities. Local authorities may not use zoning to prohibit small facilities from operating in residential areas and these small facilities are considered by law to be "residential use of property." **Larger facilities able to have group meeting rooms, home gyms, movie theatre rooms, oversize bedrooms without needing to share bathrooms are just a few of the selling points they can offer.**

Other High End Facilities Include:

Passages Malibu
Malibu, California

Passages Malibu is a luxury holistic treatment center located in Malibu that offers the highest level of care available for its patients and has helped thousands of people overcome their addictions. The business accepts insurance and provides a customizable and holistic addiction treatment program. Passages Malibu does not use the traditional 12-step program and instead incorporates a holistic one-on-one approach

Pricing:
While Passages does accept some insurance, the majority of guests pay out-of-pocket at the rate of $100,000 per 30-day stay. This is not all inclusive with many guests opting for services and treatments, adding sometimes tens of thousands of dollars to their stay.

Cliffside Malibu
Malibu, California

Cliffside Malibu is a private and secluded rehabilitation center with exclusive access to outdoor undertakings including horseback riding, surfing, and hiking. Private housing and a selection process for doctors, nurses, and therapists all spans to provide unparalleled comfort and service for its guests. Cliffside accepts insurance and offers therapies across psychological, physical, and psychosocial modes.

Pricing:
Cliffside Malibu does accept insurance, however most patients pay out of pocket with rates typically up to $91,000 per month.

Villa Oasis
Fairbanks Ranch, California

Villa Oasis focuses on drug and alcohol substance abuse for its residential programs. It offers personalized treatment plans to help determine the right level of care for an individual, including inpatient, outpatient, or both. It also offers aftercare planning services after the detox process takes place. Villa Oasis does utilize the traditional 12-step program.

Pricing:
Villa Oasis works with some private PPO insurance plans and the cash rate is $75,000 per month

Traction & Customers

Marketing:

Valley Wellness will have multiple marketing strategies and will be overseen by its marketing director. The most important thing is to position the facility to be known as a safe, judgment-free environment where individuals can heal fully. Marketing will consist of a mixture of online and traditional advertising. For online Google offers two levels of ads. PPC or pay per click allows advertisers to bid on key words and phrases such as "how do I get drug treatment" or "drug rehab" When a person searches those keywords or phrases the company's ad shows to them at the top of the page. You can tell which these are as they have a "sponsored" next to it.

Underneath that is organic search which is the most coveted by companies. This requires ongoing work to provide relevant content on the subject matter being searched for. This is called SEO (search engine optimization) and companies strive to get organic search as close to the top of page one on Google as possible.

The company will also operate blogs and social media pages with content about addiction. This will be used to provide leads for people looking for info on treatment. There is no better marketing then testimony from people that received successful treatment.

Proposition 36. This recently passed proposition lets non-violent drug offenders facing jail time swap that for treatment time. This is drastically increasing the need for more facilities as offenders start to build their defenses around this. After all most people would rather spend 30-90 days in a facility like Valley Wellness then a county jail. Valley Wellness plans to form relationships with defense attorneys so they can offer them this option, keeping them out of jail and in a treatment facility instead.

Financial Projections:

	1-Year	2-Year	3-Year	4-Year	5-Year	Totals
Beds in Facility	6	6	15	15	15	
Occupancy	67%	67%	73%	73%	73%	
Occupied Beds	4	4	11	11	11	
Program Fees Per Occupied Bed	45,000	45,000	45,000	45,000	45,000	
Additional Services/Aftercare Per Occupied Bed	$7,000	$7,000	$7,000	$7,000	$7,000	
Total Revenue	$2,496,000	$2,496,000	$6,864,000	$6,864,000	$6,864,000	$25,584,000
Profit Margin	35%	35%	35%	35%	35%	
Net Profit	$873,600	$873,600	$2,402,400	$2,402,400	$2,402,400	$8,954,400

For a more detailed financial protection please refer to the company's business plan available by request at Investor@ValleyWellnessTreatment.com

Investors

Reasons to Invest

1. Normally saturated market is now open from increased demand and 40 recent facility closures from wild fires

2. Seeking treatment for mental health issues and substance/alcohol abuse has become normalized and encouraged especially within company HR departments controlling jobs and company insurance plans.

3. Valley Wellness owning the real estate being used for the facility secures almost 50% of the capital being raised, and lowers overhead, increasing the amount that can be distributed to investors in profit sharing each quarter

4. Property has all needed licensing secured to open. This will lead to faster profit sharing distributions. Valley Wellness can also expand from 6 beds to 15 beds without worrying about zoning restrictions in that area.

5. Company has the potential to open additional locations to share costs and lower overhead, thereby increasing investor profits and creating an opportunity for a roll up and exit (sale) likely to private equity firms looking to enter the industry. The company's financial projections are conservative and can be exceeded by being at more than 67% capacity and/or charging more than $45k which is the planned monthly starting cost to patients.



To receive additional more detailed information on Valley Wellness and this crowdfunding offering please send the company a request to Investor@ValleyWellnessTreatment.com

Terms

Up to $3,697,998.00 in Common Stock at $2.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000 | 5,000 shares of Common Stock
Offering Maximum: $3,697,998.00 | 1,848,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00 per Share
Minimum Investment Amount (per investor): $1,000.00 | 500 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000.00 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonus:

Time-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest within the first $500k raised and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.







Overview Team About Communication Channel Updates

Alex Fuentes

CEO

Background

Alex Fuentes works in the hemp industry and has started and exited from multiple companies within this sector. With a focus on mergers, acquisitions and business development, Alex now manages capital for a private group of investors. This involves analyzing companies for potential acquisition and recommending their suitability for investment. With experience also managing state compliance and licensing, Alex will be able to draw on that experience with the regulatory procedures within the healcare/treatment industry. Previous successes included Alex helping TileGo launch in the US market, where he worked as the director of sales and marketing. During his time with TileGo Alex was instrumental in the sale of company's IP to a large manufacturer. Alex has also held positions in business development with companies LexisNexis and Profound.

Raffi King

CFO

Background

Raffi King brings over 34 years of experience in venture capital. He started in the late 1990s when he worked with a company that established partnerships allowing investors to profit from payphones placed in jails and hospitals. This gave Raffi the knowledge and experience to pursue his own partnerships and ventures, where he started building his own base of investors. Raffi went on to co-found Bidz.com, an online auction company that raised over $40 million selling shares between $1 and $3 to early investors. Bidz.com grew to over $125 million in sales and went public in 2007. Raffi left the company in 2009. Raffi has helped companies secure funding over the past 15 years including Vertical Companies, one of California's largest licensed cannabis companies. Over the last five years, Raffi has concentrated on crowdfunding offerings that now give smaller investors the same ground floor opportunities that used to only be for accredited investors with high net worths. These companies include Hemptown USA, a hemp grower and manufacturer of hemp-based product lines, and Taste of Nature, a candy manufacturer with licensing arrangements with brands like Skittles, Mrs. Fields, and other well-known candies. For the last few years, Raffi was the head of the investor department for ArriveAI, a tech firm based in Indiana developing a smart mailbox for drone delivery. Raffi's duties included securing crowdfunding capital as well as direct investment through private placement. During his time at ArriveAI, Raffi helped raise more than $5 million used to develop a smart mailbox prototype.

Therese Labao

Secretary

Background

Therese started her career in finance and real estate. She obtained her CA real estate license in 1999 and started out as a loan officer processing mortgages. For the next 16 years she had continued success in mortgages and student loans and then transitioned into merchant processing, opening and maintaining high volume accounts. Feeling unfulfilled in 2017 she decided to switch fields and took classes to become a HMA Registered Homecare Aid. After also completing classes for first aid and CPR she started working in private care. Currently Therese looks after patients at a high end assisted living facility in Laguna Niguel. Aside from day-to-day care Therese works with the facility assisting with social activities for the residents. Therese will be Valley Wellness's Life Enrichment Director in charge of creating personalized daily schedules for patients for both treatments and free time.

Overview Team About Communication Channel Updates

Company Name

Valley Center Wellness

Location

254 Chapman Rd. STE 209
Newark, Delaware 19702

Number of Employees

3

Company Website

Incorporation Type

C-Corp

State of Incorporation

CA

Date Founded

April 16, 2025